11 CONAGRA DRIVE

ms 11-220 | OMAHA, NE 68102

CONAGRA BRANDS INC CORRESP October 28, 2021

SECPlus Filings

October 28, 2021

VIA EDGAR

Mr. Charles Eastman

Mr. Andrew Blume

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

RE: Conagra Brands, Inc.

Form 10-K for the fiscal year ended May 30, 2021 ("Form 10-K")

Filed July 23, 2021

File No. 001-07275

Dear Mr. Eastman:

This letter sets forth the response of Conagra Brands, Inc. ("we" or “our”) to the Staff's comment letter dated October 20, 2021, on the above referenced Form 10-K. We have also included the comment along with our response to aid in the review process.

Form 10-K for the fiscal year ended May 30, 2021

Notes to Consolidated Financial Statements Summary of Significant Accounting Policies Inventories, page 44

1.We note your disclosure that you use for lower of cost (determined using first-in, first-out method) or market for valuing inventories.  Please tell us how your accounting policy is consistent with ASC 330-10-35-1B, which indicates that inventories should be measured at the lower of cost or net realizable value.

Response:

In response to the Staff's comment, as outlined within our 2018 Annual Report on Form 10-K, we adopted Accounting Standards Update (“ASU”) 2015-11, Inventory, which requires an entity to measure inventory at the lower of cost or net realizable value.  This ASU was adopted prospectively in fiscal 2018 and has been consistently applied throughout all subsequent filings. The adoption of this guidance did not have a material impact to our financial statements. We will revise future filings to replace “market” with “net realizable value”.

8. Goodwill and Other Identifiable Intangible Assets, page 57

2.Please revise future filings to provide, for each major intangible asset class, the disclosures required by ASC 350-30-50-2 (a) and (b).

Response:

In response to the Staff's comment, we will include major intangible asset classes  within our identifiable intangible asset table in future filings.  Brands and trademarks account for 100% of non-amortizing intangible

October 28, 2021 Page 2 of 2

assets.  Customer relationships represent over 90% of amortizing intangible assets with the remaining amounts associated with acquired intellectual property.  Please note that disclosure of these asset classes was included in the narrative discussion within footnote 8.

We confirm that we are responsible for the fair presentation in the consolidated financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles.

Very truly yours,

/s/ DAVID S. MARBERGER

David S. Marberger

Executive Vice President and Chief Financial Officer

cc:	Colleen R. Batcheler, Executive Vice President, General Counsel and Corporate Secretary

Conagra Brands, Inc.

Robert G. Wise, Senior Vice President, Corporate Controller

Conagra Brands, Inc.